                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. ___) (1)

                              OPTIO SOFTWARE, INC.
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   68389J 10 6
                                 (CUSIP Number)

                              NEIL H. DICKSON, ESQ.
                              LORD, BISSELL & BROOK
                           THE PROSCENIUM, SUITE 1900
                            1170 PEACHTREE STREET, NE
                             ATLANTA, GEORGIA 30309
                                 (404) 870-4600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                DECEMBER 30, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X]*

       Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
---------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------
* See Item 2(a).

CUSIP NO. 68389J 10 6
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    C. WAYNE CAPE
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S. CITIZEN
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    10,010,650(1)(2)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    6,941,520(1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,010,650(1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------
(1) Includes 3,000,000 shares subject to stock options exercisable within 60 days.

(2) Includes 3,069,130 shares owned by Diane Cape, over which Mr. Cape has sole voting power pursuant to a Voting Agreement between the parties dated as of January 8, 2002. Mr. Cape disclaims such beneficial ownership of the shares held by Ms. Cape except to the extent of his indirect beneficial interest as the holder of voting power over such securities.

CUSIP NO. 68389J 10 6
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    DIANE CAPE
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S. CITIZEN
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0(1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,069,130
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,069,130
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------
(1) Pursuant to a Voting Agreement between Ms. Cape and C. Wayne Cape dated as of January 8, 2002, Ms. Cape granted sole voting power of all shares of common stock owned by her to Mr. Cape for a period of five years from the date of the agreement.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 68389J 10 6
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    CHARLES R. CAREY
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S. CITIZEN
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,831,770
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,831,770
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,831,770
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 68389J 10 6
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    CAROLE E. CAREY
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S. CITIZEN
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    630,000(1)(2)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    630,000(1)(2)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     720,000(1)(2)(3)(4)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------
(1) Includes 80,000 shares held by the Carey Family Partnership, of which Carole Carey is the General Partner.

(2) Includes 50,000 shares held as custodian for Shannon D. Carey, a minor. Carole Carey disclaims beneficial ownership of such shares.

(3) Includes 50,000 shares held by Ashley E. Carey. Carole Carey disclaims beneficial ownership of such shares.

(4) Includes 40,000 shares held by Michelle N. Carey. Carole Carey disclaims beneficial ownership of such shares.

CUSIP NO. 68389J 10 6
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    RONALD G. DIENER
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S. CITIZEN
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    553,800(1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    553,800(1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     553,800(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------
(1) Includes 499,000 shares held by the Ronald G. Diener Trust and 53,400 shares held by the Charles Schwab & Co., Inc. / Ronald G. Diener IRA.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 68389J 10 6
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    F. BARRON HUGHES
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S. CITIZEN
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    807,500(1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    807,500(1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     807,500(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------
(1) Includes 358,500 shares subject to stock options exercisable within 60 days.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (this "Statement") relates to the Common Stock, no par value per share ("Common Stock") of Optio Software, Inc., a Georgia corporation ("Issuer"). The principal executive offices of the Issuer are located at 3015 Windward Plaza, Windward Fairways II, Alpharetta, Georgia 30005.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Statement is filed by C. Wayne Cape, Diane Cape, Charles R. Carey, Carole E. Carey, Ronald G. Diener and F. Barron Hughes (collectively, the "Reporting Persons"). Ms. Cape and Mr. Carey had previously filed statements on
Schedule 13G. By signing this Statement, each Reporting Person agrees that this Statement is filed on his or her behalf.

         (b) The business address of Mr. Cape is 3015 Windward Plaza, Windward Fairways II, Alpharetta, Georgia 30005. The residential address of Ms. Cape is 510 Avala Court, Alpharetta, Georgia 30022. The residential address of Mr. Carey is 215 Bellamy Street, Homer, Georgia 30547. The residential address of Ms. Carey is 5726 High Meadow Drive, Norcross, Georgia 30092. The residential address of Mr. Diener is 25W730 White Birch Lane, Wheaton, Illinois 60187. The residential address of Mr. Hughes is 12125 Wexford Mill Court, Roswell, Georgia 30075.

         (c) Mr. Cape is the Chairman of the Board of Directors of the Issuer, which is located at 3015 Windward Plaza, Windward Fairways II, Alpharetta, Georgia 30005. Ms. Cape is a homemaker at 510 Avala Court, Alpharetta, Georgia, 30022. Mr. Carey is a Sales Manager at Resolutions, LLC, which sells software and is located at 2905 Shawnee Industrial Way, #300, Suwanee, Georgia 30024. Ms. Carey is an AS/400 Forms and Graphics Manager at Harvest Technology Group, Inc., a master distributor and consulting firm located at 3594 Old Milton Parkway, Alpharetta, Georgia 30005. Mr. Diener is an IBM Global Alliance Manager at Accenture, a consulting firm located at 161 North Clark Street, Chicago, Illinois 60601. Mr. Hughes is the Chief Financial Officer of VertiSoft Corp., a healthcare information systems corporation located at 70 Mansell Court, Suite 210, Roswell, Georgia 30076.

         (d) None of the Reporting Persons are required to disclose any legal proceedings pursuant to this Item 2(d).

         (e) None of the Reporting Persons are required to disclose any legal proceedings pursuant to this Item 2(e).

         (f) Each of the Reporting Persons is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons together have the right to vote 10,475,220 issued shares of the Common Stock of the Issuer (not including shares which may be acquired upon exercise of stock options), which represents 54.8% of the Common Stock of the Issuer based on 19,127,498 shares deemed outstanding as of December 2, 2002, as disclosed in a definitive proxy statement of the Issuer dated December 3, 2002. Mr. Cape, who has the right to vote a total of 7,010,650 issued shares, is a founder of the Issuer, its former chief executive officer and its largest shareholder, and has owned his shares for more than twenty years. Mr. Carey, who owns 1,831,770 shares, has owned his shares for more than ten years. Mr. Cape also has the right to exercise stock options for 3,000,000 shares, and Mr. Hughes has the right to exercise stock options for 358,500 shares, within 60 days of the date hereof. At this time, neither Mr. Cape nor Mr. Hughes intends to exercise his stock options, although each reserves his right to do so. The Reporting Persons have agreed to act in concert to increase the size of the board of directors of the Issuer to nine persons and to elect four new directors. The Reporting Persons intend to have the newly-composed board consider changes in the management organization of the Issuer, including appointing Mr. Cape as chief executive officer on an interim or permanent basis. The Reporting Persons also intend to propose that the Articles of Incorporation of the Issuer be amended to restrict the issuance of capital stock without shareholder approval.

         The Reporting Persons are considering alternatives to accomplish their objectives, and Mr. Cape has requested to meet with the three non-employee directors of the Issuer to discuss the Reporting Persons' objectives.

         Except as set forth above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (subject to the possible exercise by Mr. Cape or Mr. Hughes of the stock options referred to above);

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) In the calculations of the percentage beneficial ownership of the Common Stock of the Issuer below, the outstanding Common Stock of the Issuer is based on 19,127,498 shares deemed outstanding as of December 2, 2002, as disclosed in a definitive proxy statement of the Issuer dated December 3, 2002, except that shares which may be acquired upon exercise of stock options held by any of the Reporting Persons are to be outstanding for the purpose of computing the percentage ownership of such persons (and are included in the numerator and added to the denominator) but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

         As of the date of this Statement, Mr. Cape beneficially owns 10,010,650 shares of the Common Stock of the Issuer, which includes 3,000,000 shares issuable upon the exercise of stock options that are exercisable within 60 days of the date hereof, and 3,069,130 shares owned by Diane Cape, over which Mr. Cape has sole voting power pursuant to a Voting Agreement between the parties dated as of January 8, 2002. Mr. Cape beneficially owns 45.2% of the Common Stock of the Issuer, which includes 3,000,000 shares issuable upon exercise of the options owned by Mr. Cape. Mr. Cape disclaims such beneficial ownership of the securities held by Ms. Cape except to the extent of his indirect beneficial interest as the holder of the voting power over such securities.

         Ms. Cape beneficially owns 3,069,130 shares of the Common Stock of the Issuer, over which Mr. Cape has sole voting power pursuant to a Voting Agreement between the parties dated as of January 8, 2002, which represents 16.0% of the Common Stock of the Issuer.

         Mr. Carey beneficially owns 1,831,770 shares of the Common Stock of the Issuer, which represents 9.6% of the Common Stock of the Issuer.

         Ms. Carey beneficially owns 720,000 shares of the Common Stock of the Issuer, which includes 80,000 shares held by the Carey Family Partnership, of which Ms. Carey is the General Partner, 50,000 shares held as custodian for Shannon D. Carey, a minor, 50,000 shares held by Ashley E. Carey, and 40,000 held by Michelle N. Carey. Ms. Carey beneficially owns 3.8% of the Common Stock of the Issuer. Ms. Carey disclaims beneficial ownership of the shares held by Shannon D. Carey, Ashley E. Carey and Michelle N. Carey.

         Mr. Diener beneficially owns 553,800 shares of Common Stock of the Issuer, which includes 499,000 shares held by the Ronald G. Diener Trust and 53,400 shares held by the Charles Schwab & Co., Inc. / Ronald G. Diener IRA. Mr. Diener beneficially owns 2.9% of the Common Stock of the Issuer.

         Mr. Hughes beneficially owns 807,500 shares of Common Stock of the Issuer, which includes 358,500 shares issuable upon the exercise of stock options that are exercisable within 60 days of the date hereof. Mr. Hughes beneficially owns 4.1% of the Common Stock of the Issuer.

         (b) As of the date of this Statement, Mr. Cape has sole power to vote or direct the vote of 10,010,650 shares, of which 3,000,000 shares are issuable upon the exercise of stock options that are exercisable within 60 days of the date hereof. Mr. Cape has sole power to dispose or direct the disposition of 6,941,520 shares, of which 3,000,000 shares are issuable upon the exercise of stock options that are exercisable within 60 days of the date hereof. Ms. Cape does not have any power to vote or direct the vote of any shares, but she has sole power to dispose or direct the disposition of 3,069,130 shares. Mr. Carey has sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of 1,831,770 shares. Ms. Carey has sole power to vote or direct the vote of and sole power to dispose or direct the disposition of 630,000 shares. Mr. Diener has sole power to vote or direct the vote of and sole power to dispose or direct the disposition of 553,800 shares. Mr. Hughes has sole power to vote or direct the vote of and sole power to dispose or direct the disposition of 807,500 shares, of which 358,500 shares are issuable upon the exercise of stock options that are exercisable within 60 days of the date hereof.

         (c) Mr. Carey directed the disposition of 5,000 shares of the Common Stock of the Issuer in a broker's transaction on November 1, 2002. The price per share of such disposition was as follows: $0.56 per share for 100 shares, $0.54 per share for 200 shares, $0.57 per share for 500 shares, and $0.49 per share for 4,200 shares. Mr. Carey also directed the disposition of 1,000 shares of Common Stock of the Issuer in a broker's transaction on November 5, 2002 at a price of $0.66 per share.

         Mr. Diener directed Charles Schwab & Co., Inc. to transfer 1,400 shares of Common Stock of the Issuer from Barrett E. Diener, Mr. Diener's son, to Mr. Diener for no consideration on December 16, 2002.

         Other than the transactions described above, during the last sixty (60) days, there were not any other transactions involving the Common Stock effected by the Reporting Persons.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the securities listed in Item 5(a).

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the oral agreement among the Reporting Persons to act in concert to effect certain changes as referred to in Item 4 above and Mr. Cape's voting agreement with Ms. Cape referred to in Item 5(a) above, none of the Reporting Persons have any contracts, arrangements, understandings or relationships with any person with respect to the Common Stock of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit I Joint Filing Agreement dated as of January 6, 2003 among C. Wayne Cape, Diane Cape, Charles R. Carey, Carole E. Carey, Ronald G. Diener and F. Barron Hughes.

         Exhibit II Voting Agreement dated as of January 8, 2003 between C. Wayne Cape and Diane Cape (incorporated by reference to C. Wayne Cape's Schedule 13D filed with the Securities and Exchange Commission on March 12,
                           2002).

                                   SIGNATURES

         After reasonable inquiry and to the best of knowledge and belief of the Reporting Persons, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Dated: January 6, 2003                 C. WAYNE CAPE

                                       /s/ C. WAYNE CAPE
                                       --------------------------
                                       C. Wayne Cape


                                       DIANE CAPE

                                       /s/ DIANE CAPE
                                       --------------------------
                                       Diane Cape


                                       CHARLES R. CAREY

                                       /s/ CHARLES R. CAREY
                                       --------------------------
                                       Charles R. Carey


                                       CAROLE E. CAREY

                                       /s/ CAROLE E. CAREY
                                       --------------------------
                                       Carole E. Carey


                                       RONALD G. DIENER

                                       /s/ RONALD G. DIENER
                                       --------------------------
                                       Ronald G. Diener


                                       F. BARRON HUGHES

                                       /s/ F. BARRON HUGHES
                                       --------------------------
                                       F. Barron Hughes